EXHIBIT 99.6

Resignation of alternative director

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom”)

Further to the company’s earlier announcement, Telkom’s Chief Financial Officer and alternate director, Anthony Lewis, has resigned with effect from 17 September 2003 to return to SBC Communications Inc as Vice President — Finance, SBC Southwest.

Kaushik Patel, currently Deputy Chief Financial Officer, will take over as Acting Chief Financial Officer whilst the process of selecting a successor is completed. A further announcement will be made in due course.

Johannesburg
17 September 2003